Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, N.W., Suite 500 Washington, D.C. 20036 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Christopher J. Zimmerman, Esq.
(202) 419-8402
czimmerman@stradley.com

April 21, 2014

Via EDGAR

Naseem Nixon
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:         Nationwide Variable Insurance Trust –
File Nos. 002-73024 and 811-03213

Dear Ms. Nixon:

On behalf of Nationwide Variable Insurance Trust (the “Registrant”), below you will find the Registrant’s responses to the comments conveyed by you on February 21, 2014, with regard to Post-Effective Amendment Nos. 162, 163 (the “Amendment”) to the Registrant’s registration statement on Form N-1A.  The Amendment was filed with the U.S. Securities and Exchange Commission (“SEC”) on January 7, 2014, pursuant to the Investment Company Act of 1940, as amended, and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”) for the purpose of registering new series of the Registrant (each, a “Fund”).  A reference to a specific “Item” requirement is to the requirements of Form N-1A.

Below we have provided the SEC staff’s comments and the Registrant’s response to each comment.  These responses will be incorporated into the post-effective amendment filing to be made pursuant to Rule 485(b) of the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

In connection with our responses to your comments, we acknowledge, on behalf of the Registrant, that:

▪	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and

▪	The Registrant may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Naseem Nixon
U.S. Securities and Exchange Commission
April 21, 2014

1.	Comment – Please confirm that all bracketed information and exhibits will be included in the post-effective amendment filing to be made pursuant to Rule 485(b) under the Securities Act.

Response – Registrant confirms that all bracketed information and exhibits will be included in the post-effective amendment filing to be made pursuant to Rule 485(b) under the Securities Act.

2.
Comment – Please delete references throughout the Amendment as to the variable annuity contract as such references are not required.  In addition, the placement of the variable annuity contract disclosure within “Volatility Overlay risk” in the “Principal Risks” section on page 7 of the prospectus is confusing.

Response – Registrant has removed such references from the principal investment strategies and principal risks and revised the disclosure in the section, “Who Can Buy Shares of the Funds,” to incorporate the deleted disclosure.

3.	Comment – If appropriate, please include “Cash position risk” in the “Principal Risks” section on page 12 of the prospectus for the American Funds NVIT Managed Growth-Income Fund.

Response – Registrant has revised as requested.

4.
Comment – Before discussion of the “Principal Investment Strategies” section on page 18 of the prospectus, please restate the investment objective of each Fund per Item 9(a) of the Form.  In addition, please move the following sentence in the “Principal Investment Strategies” section on page 19 to after the restatement of the investment objective, “Each Fund’s investment objective can be changed without shareholder approval upon 60 days’ written notice to shareholders.”

Response – Registrant has revised as requested.

5.
Comment – In the “Risks of Investing in the Funds” section, please indicate, if appropriate, that “Growth style risk’ on page 23 of the prospectus and “Dividend Risk” on page 24 of the prospectus apply only to the American Funds NVIT Managed Growth-Income Fund and “Extension Risk” on page 25 of the prospectus applies only to the American Funds NVIT Managed Asset Allocation Fund. As a general comment, please indicate in the “Risks of Investing in the Funds” section of the prospectus if any risk only applies to one Fund.

Naseem Nixon
U.S. Securities and Exchange Commission
April 21, 2014

Response – Registrant has revised the risks to indicate that the above-referenced risks apply only to a particular Fund and has generally reviewed the applicability of the risks to the Funds.

6.
Comment – Portions of the following sentence under “Multi-Manager Structure” in the “Fund Management” section on page 31 of the prospectus appear redundant, “NFA performs the following oversight and evaluation services to a subadvised Fund, including the following:”

Response – Registrant has removed the first reference to “following.”  The sentence as revised reads, “NFA performs oversight and evaluation services to a subadvised Fund, including the following:”

7.	Comment – Under “Purchase Price” in the “Investing With Nationwide Funds” section on page 32 of the prospectus, please define for the reader “in good order.”

Response – Registrant has reviewed and considered the comment and has decided to remove the term “in good order.”

8.	Comment – Under “Distribution and Services Plans” in the “Investing With Nationwide Funds” section on page 36 of the prospectus, please clarify the term “these fees.”

Response – Registrant has replaced “these fees” with “distribution and service fees.”

9.	Comment – If applicable, please revise “exits” to “exists” on page 14 of the Statement of Additional Information.

Response – Registrant has revised as requested.

10.	Comment – Please include the standard Tandy representations in the Response Letter.

Response – Registrant has included the standard Tandy representations.

Naseem Nixon
U.S. Securities and Exchange Commission
April 21, 2014

* * *

Registrant believes it has fully responded to each comment.  If, however, you have any further questions or require further clarification of any response, please contact me by telephone at (202) 419-8402, or, in my absence, Prufesh R. Modhera at (202) 419-8417.

Respectfully submitted,

/s/ Christopher J. Zimmerman
Christopher J. Zimmerman, Esq.

cc:           Allan Oster, Esq.
Jonathan Kopcsik, Esq.
Prufesh R. Modhera, Esq.